Star Equity Fund Calls on GEE Group to Change Egregious Executive Employment Agreements

Management and Board Should Remove All Impediments to Maximizing Sale Proceeds

Old Greenwich, CT – April 29, 2026 – Star Equity Fund, LP ("Star Equity Fund" or "we"), a 5.4% stockholder of GEE Group, Inc. (NYSE American: JOB) ("GEE Group" or the "Company"), issues the following statement calling on GEE Group's Management (the "Management") and Board of Directors (the "Board") to negotiate revised employment agreements for CEO Derek Dewan, CFO Kim Thorpe, and COO Alex Stuckey (together, the "2023 Agreements") removing the value-destroying, excessive severance and the exceptionally anti-shareholder change in control ("CIC") provisions. In our March 3, 2026 press release, we encouraged the Board to run a sale process to maximize value for all GEE Group stockholders, and we applaud the Company's subsequent decision to hire Roth Capital partners to assist in evaluating strategic alternatives. We believe that, as part of this process, JOB's Management and Board should remove all impediments to maximizing the potential sale proceeds.

GEE Group's Board Agreed to Massive CIC Payments to Management in the 2023 Agreements
On March 30, 2023, a shareholder activist filed a Schedule 13-D on JOB and within one month's time, without prior notice or shareholder approval, the Board rewarded a severely underperforming management team with the 2023 Agreements. Notably, prior to our January 21, 2026 press release that effectively "put GEE Group in play", JOB's stock price had declined approximately 58%, 82%, and 96% over the previous 3, 5, and 10 years, respectively. **Despite this massive decline in stockholder value, we estimate a CIC per the 2023 Agreements would trigger payments of at least $8 million to the three executives – a staggering 35% of JOB's unaffected market cap.**

The 2023 Agreements are Excessive, Anti-Shareholder, and Disruptive to a Value-Maximizing Sale Process
The 2023 Agreements contain provisions that impose massive, open-ended financial obligations on the JOB shareholders – obligations that will destroy significant value for JOB's long-suffering shareholders.

Specifically, upon a CIC, the 2023 Agreements provide:

- A lump sum cash severance due to each executive equal to three times the sum of (i) base salary plus (ii) *maximum* target cash bonus without regard to any achievement of performance targets.
- Unlimited tax gross-up provisions mandating the Company to pay the full 20% excise tax burden, as well as taxes on the gross up payment itself, on any amounts considered excess parachute payments by the IRS – an uncapped obligation entirely at the expense of stockholders.
- An unusual and easily triggered CIC definition that includes: (i) the acquisition of more than 20% of JOB's stock by any individual or group, or the sale of more than 20% of assets – thresholds no reasonable person would characterize as a CIC, and (ii) the incumbent board members ceasing to constitute at least 2/3 of a majority on the Board.

Taken together, these provisions do not merely compensate JOB's executives for a CIC but actively impede the Board's ability to run a clean, competitive, and value-maximizing sale process by diverting significant sums from stockholders to a poorly performing management team. GEE Group shareholders deserve a Board that is fully committed to maximizing shareholder value rather than one more focused on Management compensation and protecting its own tenure. We believe a robust sale process is the best way for the Board to maximize value for JOB shareholders, and the Board should take immediate action to remove all impediments to doing so. Star Equity Fund remains ready to engage constructively with the Board to help maximize value for all shareholders.

About Star Equity Fund, LP
Star Equity Fund, LP is an investment fund managed by the Investments Division of Star Equity Holdings, Inc. Star Equity Fund seeks to unlock stockholder value and improve corporate governance at its portfolio companies.

About Star Equity Holdings, Inc.
Star Equity Holdings, Inc. (Nasdaq: STRR) is a diversified holding company with four divisions: Building Solutions, Business Services, Energy Services, and Investments.

For more information contact:

Star Equity Fund, LP	**The Equity Group**
Jeffrey E. Eberwein	Lena Cati
Portfolio Manager	Senior Vice President
203-489-9501	212-836-9611
jeff.eberwein@starequity.com	lcati@theequitygroup.com